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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  April, 2003

Commission File Number  28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc. (Registrant)
By:\s\ Roland M. Larsen (Signature)*
President & CEO

Date   June 30, 2003

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.
Consolidated Balance Sheets (Prepared by Management)
(Expressed in United States Dollars)

April 30, 2003 (Unaudited)	January 31, 2003 (Audited)
Assets
Current assets
Cash and cash equivalents	$135,896	$283,030
Funds held in trust	75,000	75,000
Investments	8,000	8,000
Receivables	6,129	11,723
	$225,025	$377,753
Captial Assets	63,762	53,688
Exploration Properties	870,485	781,039
$1,159,272	$1,212,480
Liabilities
Current
Payables and accruals	$68,420	$82,300

Shareholders' equity
Capital stock (Note 2)	6,527,565	6,527,565
Contributed surplus	1,425,413	1,425,413
Deficit	(6,862,126)	(6,822,798)
1,090,852	1,130,180
$1,159,272	$1,212,480

Responsibility for Financial Statements

The accompanying financial statements for Royal Standard Minerals Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the January 31, 2003 audited financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependant upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

ROYAL STANDARD MINERALS INC.
Consolidated Statements of Operations and Deficit (Prepared by Management)
(Unaudited)
(Expressed in United States Dollars)

Three Months Ended
April 30,
2003	2002

INTEREST INCOME	$-	$178

EXPENSES
General and administrative	$7,998	$6,708
Public Relations	1,786	549
Consulting Fees	58,756	-
Stock Exchange fees	2,500	1,102
Transfer agent fees	668	807
Depreciation	809	-
Exchange gain	(33,189)	(7,786)
$39,328	$1,380

NET LOSS FOR THE PERIOD	(39,328)	(1,202)
DEFICIT, BEGINNING OF PERIOD	(6,822,798)	(6,405,995)

DEFICIT, END OF PERIOD	$(6,862,126)	$(6,407,197)

ROYAL STANDARD MINERALS INC.
Consolidated Statements of Cash Flows (Prepared by Management)
(Expressed in United States Dollars)
(UNAUDITED)

Three Months Ended
April 30,
2003	2002

ACTIVITIES

Net loss for the period	$ (39,328)	$ (1,202)
Add: Depreciation	809	-
Changes in non-cash working capital:
Funds held in trust	-	(76,536)
Receivables	5,594	(2,586)
Payables and accruals	(13,880)	(10,124)

(46,805)	(90,448)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares, net of share issue costs	-	732,978

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration property expenditures	(89,446)	(58,312)
Capital assets	(10,883)	-

	(100,329)	(58,312)

Change in cash and cash equivalents	(147,134)	584,218
Cash and cash equivalents, beginning of period	283,030	554,925

Cash and cash equivalents, end of period	$135,896	$1,139,143

ROYAL STANDARD MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)
THREE MONTHS ENDED APRIL 30, 2003
(Expressed in United States Dollars)
(UNAUDITED)

1. Summary of Significant Accounting Policies
The management of Royal Standard Minerals Inc. ("Royal") have prepared these consolidated financial statements in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended January 31, 2003.

These statements follow the same accounting policies and methods as the most recent annual audited financial statements.

The disclosure in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended April 30, 2003 are not indicative of the results that may be expected for the full year ending January 31, 2004.

2. Capital Stock
Authorized Unlimited number of common shares

	APRIL 30, 2003
	Shares	Amount
Balance, beginning and end of period	28,141,338	$ 6,527,565

3. Stock Options

As at April 30, 2003, the following common shares were reserved for issuance to directors, officers and employees under the Royal's stock option plan:

595,000 shares at CDN $0.23 per share until May 04,2005
880,000 shares at CDN $0.17 per share until May 25, 2006
960,000 shares at CDN $0.26 per share until April 25, 2007
655,000 shares at CDN $0.40 per share until May 13, 2007
3,090,000

4. Basic and fully diluted loss per share

Basic loss per share has been determined by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. Fully diluted loss per share is the same as basic loss per share. The Company's stock options were not included in the fully diluted loss per share calculation since it would have had an anti-dilutive effect.

ROYAL STANDARD MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)
THREE MONTHS ENDED APRIL 30, 2003
(Expressed in United States Dollars)
(UNAUDITED)

4. Basic and fully diluted loss per share (Continued)

The table below shows the computation of the basic and fully diluted loss per share:

	April 30,
	2003	2002
Numerator for basic and fully diluted loss per share:
Net loss for the period	$ (39,328)	$ (1,202)
Denominator:
Weighted average common shares	28,141,338	23,136,338
Weighted average fully diluted shares	28,141,338	23,136,338

Loss per share, basic	0.00	0.00
Loss per share, fully diluted	0.00	0.00

5. Income taxes

The estimated taxable income for the period ended is nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if it is more likely than not that Royal will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on Royal's actual losses for tax purposes, refer to the January 31, 2003 audited consolidated financial statements.

ROYAL STANDARD MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)
THREE MONTHS ENDED APRIL 30, 2003
(Expressed in United States Dollars)
(UNAUDITED)

As of May 9, 2003, the following items were outstanding:

i) Common Shares

28,141,338 common shares

ii) Stock Options

595,000 shares at CDN $0.23 per share until May 04,2005
880,000 shares at CDN $0.17 per share until May 25, 2006
960,000 shares at CDN $0.26 per share until April 25, 2007
655,000 shares at CDN $0.40 per share until May 13, 2007
3,090,000